Annual Report 2001

serving           growing                   evolving


RGC Resources

MISSION STATEMENT

RGC Resources provides superior customer and shareholder value as a preferred provider of energy and diversified products and services in its selected market areas.

PRODUCTS AND MARKETS
-------------------------------------------------------------------------------------------------------------------


PRODUCT                      DIVISION                     MARKET                      TERRITORY

Natural Gas                  Roanoke                      Natural gas                 Virginia
                             Gas                          sales & services

                             Bluefield                    Natural gas                 West Virginia
                             Gas                          sales & services
                             --------------------------------------------------------------------------------------

Propane                      Highland                     Propane sales               Virginia
                             Propane                      & service                   & West Virginia
                             --------------------------------------------------------------------------------------

Applications                 Application                  Information System          National
                             Resources                    Services
                             --------------------------------------------------------------------------------------

GIS                          GIS                          Global Positioning Systems, National
                             Resources                    Geographic Information
                                                          Systems - mapping
                                                          information services
                             --------------------------------------------------------------------------------------
HVAC                         Highland                     Heating, ventilation        West Virginia
                             Heating &                    and air conditioning
                             Cooling


serving * growing * evolving * "Growth in natural gas and propane sales is continuing..."

TABLE OF CONTENTS
-----------------------------------------------------------------------------------------

Mission Statement          IFC          Evolving                                      8
Financial Highlights         1          Selected Financial Data                      10
Shareholders Letter          2          Management Discussion and Analysis           11
Serving                      4          Directors and Officers                       20
Growing                      6          Corporate Info                              IBC

-----------------------------------------------------------------------------------------



FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------------------

YEARS ENDED SEPTEMBER 30,                                  2001                   2000                   1999
Operating Revenue - Natural Gas                     $      86,195,121      $      55,685,168       $     48,619,143
Operating Revenue - Propane                         $      14,929,570      $      11,246,152       $      8,469,728
Energy Marketing Revenue                            $      14,756,066      $       8,828,492       $      5,639,783
Other Revenue                                       $       1,526,390      $       1,990,183       $      1,474,055
                                                     --------------------------------------------------------------
Net Earnings                                        $       2,306,615      $       2,873,702       $      2,883,407
Net Earnings Per Share                              $            1.21*     $            1.54       $           1.59
Dividend Per Share - Cash                           $            1.12      $            1.10       $           1.08
                                                     --------------------------------------------------------------
Number of Customers - Natural Gas                              56,770                 56,067                 55,283
Number of Customers - Propane                                  17,105                 15,973                 13,832
Total Natural Gas Deliveries - DTH                         11,890,227             11,253,948             10,928,471
Total Propane Sales - Gallons                              10,174,329              9,666,772              8,977,524
                                                     --------------------------------------------------------------
Total Additions to Plant                            $       8,029,853      $       8,398,388       $      9,110,603
                                                     --------------------------------------------------------------
                                                    *Reflects $0.32 one-time write-off.


[Bar graphs appear here depicting Number of Customers - Natural Gas, Number of Customers Propane and Dividend Per Share for the years 2001, 2000 and 1999.]


"We will enter the 2001-2002 winter with natural gas storage levels at a five year high and fall prices near historical averages."




[Picture of a road through the mountains.]

[Picture of John B. Williamson, III, President & CEO at the Jefferson Center, a premiere performing arts center in downtown Roanoke.]


TO OUR SHAREHOLDERS:

         I am pleased to report to you again that growth in natural gas and propane sales is continuing. Total decatherms of natural gas delivered increased by 5.7% over last year to 11,890,227 decatherms and propane gallons sold increased by 5.3% to 10,174,329 gallons. Pre-tax earnings on natural gas utility operations increased by 7.2% in spite of an almost three-fold increase in customer bad debt expense associated with significantly greater energy costs. Additionally, propane distribution pre-tax earnings set a new record, increasing by 21.9%.

         It was, however, a difficult year for the natural gas and propane industry and for the broader economy. The fiscal year began with high natural gas prices and national gas storage levels at five-year lows. With the early onset of sustained cold weather, natural gas prices rose to record levels, as did propane prices. Many industrial users of natural gas, including some of our larger customers, temporarily switched to fuel oil during the late winter.

         Following on the heels of record natural gas prices, the national economy slowed dramatically, leading to a near collapse in natural gas prices. We will enter the 2001-2002 winter with natural gas storage levels at a five-year high and fall prices near historical averages, much lower than prices experienced last winter. For the longer term, we are increasing our summer natural gas storage capacity and increasing our hedging activities to lessen potential natural gas price volatility for our customers.

         While I am pleased with a return to more normal commodity prices, the downturn in the economy has had negative consequences across a number of industries. As a result of declining demand and shrinking margins, we decided to exit a number of unprofitable West Virginia markets for sales and service of heating and air conditioning equipment. In the fourth quarter, we booked an impairment loss in connection with exiting these markets and dramatically downsizing our Highland Heating and Cooling subsidiary. The one-time write-off reduced earnings per share by $0.32, indicating an operations earnings level of $1.53 per share absent the one-time charge. While we are disappointed by the business necessity to exit these markets, I believe market agility and management decisiveness in recognizing and responding to changing economic and competitive conditions is critical to our long-term success.

         I am pleased with the first year of operation for our information systems consulting start-up, Applications Resources, Inc., which contributed almost $0.04 per share to fiscal 2001 earnings. Our other information technology subsidiary, GIS Resources, Inc., which specializes in geographic and facility mapping and related information services for utility and municipality operations, continued to develop its market offerings and performed work for clients such as American Electric Power and the City of Roanoke. Long-term profitability in this technology offering will be dependent upon developing continuing relationships with a critical mass of municipal and utility customers for on- going database and mapping systems maintenance.

         We have continued to expand our propane market footprint, establishing sales and delivery operations in the Staunton/Harrisonburg markets in the Northern Shenandoah Valley of Virginia and in the Lovingston/Charlottesville markets in Central Virginia. In spite of short-term marketing concerns over customer reactions to last winter's spike in natural gas and propane prices, we remain bullish on continued growth opportunities. We see continued builder and developer loyalty to natural gas and propane, and we are developing new market opportunities by offering water heater and gas light leasing programs to individuals, developers, and builders.

         In response to the "new normalcy" of the post September 11 environment, we are reevaluating and enhancing our risk management and facility security systems. In conjunction with local police and emergency response personnel, we have increased emergency response planning and information sharing with local authorities. We have also evaluated our natural gas distribution system to allow for sectional isolation so that portions of the system could be temporarily shut down in response to local emergency needs, while continuing to provide safe and reliable service over the rest of the system.

         We are also developing a number of regulatory initiatives for the coming year with rate cases planned for both Bluefield and Roanoke Gas Companies. The rate cases will be designed to capture in base rates costs currently recovered through our distribution system renewal surcharge program. In addition, we need to ensure that future rates reflect a reasonable return on utility assets and recover increased costs associated with improved customer service and system expansion and reinforcement. We will also propose initiatives designed to enhance our customer price stability and gas cost hedging program. We believe that price stability programs will grow in importance once economic growth puts pressure on the energy supply and demand balance.

         I am especially pleased with the performance of our employees and management team during a challenging year for the Company and the industry, and I am appreciative of the loyalty of our customers during a time of volatile energy prices. On behalf of our Board of Directors and employees, I thank you for your continuing investment in RGC Resources. We look forward to a new and exciting year and to updating you on Company initiatives and operating results.

Sincerely,

s/John B. Williamson, III
John B. Williamson, III
President and CEO


"I am especially pleased with the performance of our employees and management team during a challenging year for the Company and the industry, and I am appreciative of the loyalty of our customers during a time of volatile energy prices."

RGC RESOURCES' CENTRAL FOCUS IS SERVING CUSTOMERS. Whether it is the sale and distribution of natural gas or propane to residential, commercial, and industrial customers or mapping services to a municipal system or utility, providing superior customer service is the primary goal. Organized in 1883, Roanoke Gas has proudly served its market area for 118 years. Founded on a reputation of trust and commitment to the community, Roanoke Gas, Bluefield Gas, and Highland Propane don't just deliver natural gas and propane, they deliver comfort, convenience, and peace of mind.

         Providing timely and accurate information to customers is a key corporate objective. RGC Resources has remodeled the main office call center to improve efficiencies and to facilitate the "employee-team" concept of enhanced customer service. The call center met many new challenges during the last year with record call volumes primarily caused by the spike in gas and propane prices. As a result of these experiences, RGC Resources has improved call management capabilities and has increased staff in the customer service center. RGC Resources is exceptionally proud of the customer satisfaction rating it continues to receive and is very pleased that natural gas continues to be the choice for comfort and economy.

         RGC Resources continually looks for ways to control costs while focusing on customer service. Highland Propane, for example, has completed the second year of a commission-based pay program for employees responsible for propane delivery and service that has resulted in significant productivity increases over traditional hourly pay programs. In addition to the incentive pay program, Highland made several improvements to the customer billing and information system as well as the dispatching and forecasting systems. The net result of these changes is a more efficient system for deliveries to customers as well as improved customer service response time.

         One of the best ways that RGC Resources provides superior service to its customers is by ensuring the adequate and cost effective supply of natural gas and propane. During the winter of fiscal 2001, most of the United States


Serving "RGC Resources has remodeled the main office call center to improve efficiencies and to facilitate the 'employee-team' concept of enhanced customer service."

[Picture of a person rock climbing.]

[Picture of a Highland Propane employee making a service call.]
(Caption) RGC Resources continually looks for ways to control costs while focusing on customer service. Highland Propane has completed the second year of a commission-based pay program for employees responsible for propane delivery and service.

experienced colder than normal weather. The RGC Resources' companies were among the companies that felt the effect of the colder weather with Roanoke Gas experiencing almost three percent more heating degree days than the long-term normal amount and Bluefield Gas experiencing over six percent more heating degree days. Roanoke Gas and Bluefield Gas had access to sufficient quantities of natural gas and propane and were successful in meeting customers' demand all winter.

         Roanoke Gas and Bluefield Gas regard storage supplies as an integral component of their natural gas supply portfolio. The Roanoke Gas and Bluefield Gas operations combined hold the rights to approximately 3.1 billion cubic feet
(BCF) of natural gas storage space. Storage volumes are purchased and delivered in the summer months when natural gas prices are traditionally lower, thereby mitigating price swings during the winter. To further mitigate price volatility, the companies use other methods including fixed price contracts, pre-buys, and/or financial hedges.

"Founded on a reputation of trust and commitment to the communities we serve, Roanoke Gas, Bluefield Gas, and Highland Propane don't just deliver natural gas and propane, they deliver comfort, convenience, and peace of mind."

[Picture of a man rock climbing.]

[Picture of a natural gas storage tank.]
(Caption) Roanoke Gas and Bluefield Gas regard storage supplies as an integral component

RGC RESOURCES CONTINUES TO GROW. The natural gas companies in both Virginia and West Virginia have built a solid infrastructure consisting of over 1,000 miles of underground distribution piping. The distribution network is well positioned to capitalize on new growth in the market area. The two sources of pipeline supply for both the Roanoke and Bluefield markets enhance natural gas supply reliability and deliverability. Roanoke and Bluefield serve regions with strong economies and expect continued growth with enhanced trade ally relationships and exceptional customer service.

         The development of strong trade allies has been very instrumental in assisting with customer growth and new initiatives. For this past year, natural gas sales increased six percent over the previous year, or from 11,250,000 decatherms to 11,890,000 decatherms. During this same time period, capital expenditures totaled nearly $6,000,000 which included the addition of over 1,000 new services, nine miles of new main, 450 replacement services and almost ten miles of replacement main.

         Highland Propane set another record year for net earnings and gallons delivered. Despite record high prices, Highland reported total sales of over $14,000,000, resulting in a 24% increase in net income over the previous year. Highland delivered 10.2 million gallons compared to 9.7 million gallons the year before. Customer base also demonstrated exceptional growth with a gain of almost 1,200


Growing "The natural gas companies in both Virginia and West Virginia have built a solid infrastructure consisting of over 1,000 miles of underground distribution piping."

[Picture of a man riding a bicycle.]

customers, or a seven percent increase in customers, demonstrating the fact that even in the face of high prices, customers are still choosing natural gas or propane as their preferred energy source for comfort and convenience.

         Highland also continues to grow geographically. During this past year, two new retail operations were started. One is near Harrisonburg, Virginia and the other near Charlottesville, Virginia. Both of these expansions are part of a long-range strategic plan to grow along the interstate corridors in both Virginia and West Virginia.

         Highland Energy, the natural gas marketing subsidiary of RGC Resources, also had record earnings. Highland Energy produced $14,756,066 of natural gas wholesale sales resulting in an increase of net income in excess of 240% over the previous year. This increase in net income was attributed to timely purchases of natural gas in a highly volatile market. Highland Energy is currently evaluating the economic feasibility of marketing electricity and other forms of energy in an expanded geographic market.

         At RGC Resources, the non-core companies also experienced growth last year. Application Resources experienced considerable growth in its requests for services primarily as a result of a service provider relationship with Orcom Solutions, Inc. Orcom provides outsourced customer care and billing services to the utility industry. Orcom is based in Bend, Oregon, with offices in Denver, Colorado; Philadelphia, Pennsylvania and a data and call center service facility in Scotts Bluff, Nebraska.

"Highland Propane set another record year for net earnings growth and gallons delivered. Despite record high prices, Highland reported total sales of over $14,000,000, resulting in a 24% increase in net income over the previous year."


[Picture of the countryside.]

RGC RESOURCES IS CONTINUALLY EVOLVING. We constantly look at regional influences, industry changes, and the overall national environment as part of our planning process. Yet, never before in history have so many factors been unknown.

         However, even with unknowns facing us everyday, RGC Resources is facing the challenges of serving, growing, and evolving in uncertain times. Following the events of September 11, 2001, the primary business objectives will include an increased attention to the safety and protection of the natural gas and propane facilities. Roanoke Gas and Bluefield Gas continue their efforts to replace aging pipeline facilities as part of a long-range plan that has been acknowledged and praised by state regulators. These efforts have improved system integrity and will serve as a means to reduce maintenance cost in the future. Both companies are continuing to work diligently to improve pipeline security by coordinating with local authority and emergency response personnel to reduce risks and improve contingency plans. Fully tested computer back-up systems are now in place and new security monitoring systems have been installed. Furthermore, all employees have continued a commitment to operate the facilities in an efficient manner and, most importantly, in a manner that promotes and emphasizes public safety as well as safety in the work place.

         Highland Propane continues its evolution into the premiere propane operation in both Virginia and West Virginia. Highland is currently evaluating GIS/GPS mapping systems for routing and delivery of propane. Highland Propane is in the process of developing a pilot mapping program scheduled to begin in early 2002. Highland Propane's success is also tied directly to its employees. The management team plays an active leadership role in both industry associations and local community boards. The team works together to create a positive atmosphere that has contributed to Highland being one of the top propane companies in the industry.

         Effective November 1, 2001, Roanoke Gas and Bluefield Gas have entered into a new asset management agreement with Duke Energy Trading and Marketing
(DETM). This agreement will increase pipeline capacity utilization and thereby lower gas costs to RGC Resources' customers. DETM will conduct all nominations, confirmation, and scheduling of existing

Evolving "RGC Resources is facing the challenges of serving, growing and evolving in uncertain times."

[Picture of water rushing over rocks.]

[Picture of a gaslight.]
(Caption) Roanoke Gas and Bluefield Gas are currently testing the viability of leasing water heaters and outdoor gaslights like these shown in the Stonegate subdivision in Botetourt County.

supply and storage contacts as well as supply any additional natural gas requirements.

         One of the newest RGC Resources companies is Application Resources, Inc. Application Resources mainly serves other utilities by acting as a consultant in IBM i-series solutions. Application Resources provides project management, functional and technical design specifications, implementation planning, customer application software development, conversion programming, and end user training, just to name a few of the services provided to customers.

         All RGC Resources companies are continuously challenged to create new programs that are innovative and meet current market needs. Roanoke Gas and Bluefield Gas Company are currently testing the viability of leasing water heaters and outdoor gaslights. The companies are offering these programs in response to customer requests for a means to control initial capital while being able to utilize natural gas appliances for water heating and lighting. If these programs are successful and meet customers' needs, then these programs will be expanded to include other products.

"All RGC Resources companies are continuously challenged to create new programs that are innovative and meet current market requests."

[Picture of a man kayaking in a river.]



SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                      2001            2000          1999          1998           1997

Operating Revenues                       $   117,443,147  $  77,749,995 $  64,202,709 $  66,507,847 $    68,484,468
Operating Margin                              28,173,186     26,040,519    23,892,521    23,624,462      22,768,976
Operating Earnings                             6,728,633      6,915,177     6,649,827     6,428,919       5,840,077
Earnings Before Interest & Taxes               6,615,484      6,816,370     6,576,223     6,291,745       5,754,986
Net Earnings                                   2,306,615      2,873,702     2,883,407     2,726,879       2,309,880
                                         ----------------------------------------------------------------------------
Net Earnings Per Share                              1.21*          1.54          1.59          1.60            1.54
Cash Dividends Declared Per Share                   1.12           1.10          1.08          1.06            1.04
Book Value Per Share                               16.05          15.94         15.36         14.75           13.48
Average Shares Outstanding                     1,898,697      1,863,275     1,814,864     1,701,048       1,503,388
Total Assets                                  93,571,129     87,407,494    77,789,982    69,134,920      62,593,258
                                         ----------------------------------------------------------------------------
Long-Term Debt (Less Current Portion)         22,507,485     23,310,522    23,336,614    20,700,000      17,079,000
Stockholders' Equity                          30,725,072     29,985,871    28,154,923    26,464,581      20,596,951
Shares Outstanding at Sept. 30                 1,914,603      1,881,733     1,832,771     1,794,416       1,527,486

*Reflects $0.32 one-time write-off.


FORWARD-LOOKING STATEMENTS

         From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products and services, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) temporary rate freezes in both regulated jurisdictions; (ii) failure to earn on a consistent basis an adequate return on invested capital; (iii) increasing expenses and labor costs and availability;
(iv) price competition from alternative fuels; (v) volatility in the price of natural gas and propane; (vi) uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; (vii) general economic conditions both locally and nationally; (viii) increases in interest rates; (ix) increased customer delinquencies and conservation efforts resulting from high fuel costs; (x) developments in electricity and natural gas deregulation and associated industry restructuring; and (xi) new accounting standards issued by the Financial Accounting Standards Board, which could change the accounting treatment for certain transactions. In addition, the Company's business is seasonal in character and strongly influenced by weather conditions. Substantial changes in winter heating-degree days from normal or mean can have significant impacts on revenues, gross margin, and net income.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

GENERAL

         The core business of RGC Resources, Inc. is the sale and distribution of natural gas to approximately 56,800 customers in Roanoke, Virginia, and Bluefield, Virginia and West Virginia and the surrounding areas. RGC Resources also sells and distributes propane to approximately 17,100 customers in western Virginia and southern West Virginia. Natural gas service is provided at rates and for the terms and conditions of service set forth by the State Corporation Commission in Virginia and the Public Service Commission in West Virginia. The Company is experiencing customer growth and plans to meet these growth needs by attracting adequate investment capital and by maintaining adequate rates.

         Propane sales are a significant portion of the consolidated operation with an annual growth rate that far exceeds the growth in natural gas customers. Energy conservation and competition from alternative fuels could result in a decline in the Company's operating earnings.

         Roanoke Gas and Bluefield Gas currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in its Virginia and West Virginia service areas. These franchises are effective through January 1, 2016 in Virginia and August 23, 2009 in West Virginia. While there are no assurances, the Company believes that it will be able to negotiate acceptable franchises when the current agreements expire. Certificates of public convenience and necessity are exclusive and are of perpetual duration.

CAPITAL RESOURCES AND LIQUIDITY

         RGC Resources' primary capital needs are the funding of its continuing construction program and the seasonal funding of its stored gas inventories. The Company's capital expenditures for fiscal 2001 were a combination of replacements and expansions, reflecting the need to replace older cast iron and bare steel pipe with plastic pipe, and/or coated steel pipe, while continuing to meet the demands of customer growth. Total capital expenditures for fiscal 2001 were approximately $8.0 million allocated as follows: $5.4 million for Roanoke Gas Company, $.6 million for Bluefield Gas Company, and $2.0 million for Highland Propane Company. Depreciation cash flow provided approximately $5.0 million in support of capital expenditures, or approximately 62% of total investment. Historically, consolidated capital expenditures were $8.4 million in 2000 and $9.1 million in 1999. It is anticipated that future capital expenditures will be funded with the combination of depreciation cash flow, retained earnings, sale of Company equity securities and issuance of debt.

[Graph showing the number of shares issued (in millions)].


                                               2001            2000          1999          1998           1997

Shares Outstanding at Sept. 30               1,914,603      1,881,733     1,832,771     1,794,416       1,527,486

         At September 30, 2001, the Company had available lines of credit for its short-term borrowing needs totaling $23,500,000, of which $17,707,000 was outstanding. Effective October 1, 2001, these lines of credit were increased to $30,000,000 and will expire March 31, 2002, unless extended. Short-term borrowing, in addition to providing limited capital project bridge financing, is used to finance summer and fall gas purchases, which are stored in the underground facilities of Columbia Gas Transmission Corporation, Tennessee Gas Pipeline Company, Virginia Gas Storage Company, and Virginia Gas Pipeline Company, as well as in the Company's above-ground LNG storage facility, to ensure adequate winter supplies to meet customer demand. At September 30, 2001, the Company had $12,275,530 in inventoried natural gas supplies.

         Short-term borrowings, together with internally generated funds, long-term debt and the sale of common stock through the Company's Dividend Reinvestment and Stock Purchase Plan (Plan), have been adequate to cover construction costs, debt service and dividend payments to shareholders. The terms of short-term borrowings are negotiable, with average rates of 5.68% in 2001, 6.67% in 2000 and 5.80% in 1999. The lines do not require compensating balances. The Company utilizes a cash management program, which provides for daily balancing of the Company's temporary investment and short-term borrowing needs with interest rates indexed to the 30-day LIBOR interest rate plus a premium. The program allows the Company to maximize returns on temporary investments and minimize the cost of short-term borrowings.

         Stockholders' equity increased for the period by $739,201, reflecting an increase of $100,567 in retained earnings, net of accumulated comprehensive loss, and proceeds of $638,634 from new common stock purchases through the Plan and the Restricted Stock Plan For Outside Directors.

         At September 30, 2001, the Company's consolidated capitalization was 57% equity and 43% debt, compared to 56% equity and 44% debt at September 30, 2000.

REGULATORY AFFAIRS

         Neither of the regulated companies have proceedings pending before any regulatory body at this time other than the quarterly gas adjustment application in Virginia. The distribution system renewal surcharge in Virginia and the stepped-in rates in West Virginia have minimized the need for non-gas rate changes. However, in early 2002, both

[Graph showing the Capitalization Ratio (in millions).]


                                               2001            2000          1999          1998           1997
Long-Term Debt                                 43.1            43.8           45.3          43.9          49.5
Common Stock                                   56.9            56.2           54.7          56.1          50.5

Roanoke Gas Company and Bluefield Gas Company will file for non-gas rate changes resulting from the termination of the frozen rates on December 1, 2002 for both companies.

         Roanoke Gas and Bluefield Gas has been involved in various generic proceedings before the Virginia State Corporation Commission and the West Virginia Public Service Commission during the past fiscal year. These proceedings include the establishment of a code of conduct for competitive service providers, development of rules for practice and procedure, cases of other utilities that contain precedent setting issues affecting other utilities, operational issues involving notification centers, underground damage prevention rules, and treatment of abnormally high levels of uncollectible accounts expense associated with high gas cost levels from last winter.

RESULTS OF OPERATIONS

FISCAL YEAR 2001 COMPARED WITH FISCAL YEAR 2000

         OPERATING MARGIN - Total operating margin increased by $2,132,667, or 8.2%, for the year ended September 30, 2001 compared to the same period last year.

         Natural gas margins increased $1,115,899 or 5.6%, as total delivered natural gas volumes (firm sales and transportation) grew by 5.7% over last year's levels. Residential and commercial sales volumes increased by 12.3% while transportation volumes declined by 11.1%. The increase in residential and commercial sales relates to weather that was 16.7% colder than the same period last year. The decline in transportation volumes related to fuel switching by some customers during the winter months as a result of the high cost of natural gas.

         Propane margins increased $842,278, or 15.6%, as total gallons delivered increased by 507,557 gallons, or 5.3%. The increase in gallons delivered corresponds to the colder winter weather. The growth in delivered gallons was mitigated partially due to energy conservation efforts by customers and use of alternative energy sources as a result of the high cost of propane. Propane margins benefited from greater fixed fees charged during the current year including increased tank rental and late payment fees.

         Energy marketing margins benefited from a fixed-price natural gas contract the Company entered into during last summer. The contract locked-in the purchase price of natural gas significantly below the high winter spot-market prices. The lower priced gas benefited both the energy marketing division and its customers during the winter months. As a result, energy marketing margins

[Graph showing Total Capitalization (in millions).]


                                               2001            2000          1999          1998           1997

Total Capitalization                         $54,035,594     $53,322,485   $51,515,819  $47,164,581     $40,819,075

increased $369,821, or 238%, over the same period last year, even though, total volumes declined by 94,963 decatherms, or 3.8%, from the same period. The fixed-price contract expired March 31, 2001, and energy marketing margins have returned to prior year levels.

         Other margins declined $195,331, or 31.3%, from the same period last year as the heating and air conditioning operations under performed last year's results mainly due to increased competition, the general economic slowdown and lower demand for equipment sales and service.

         OTHER OPERATING EXPENSES - Operations and maintenance expenses were up 14.3% in fiscal 2001 compared with fiscal 2000. Operations expenses were up $1,537,383 with bad debts being the largest component at $934,054 due to the increase in homeowner bills associated with the increase in the cost of gas and colder weather. Additional increases were associated with health insurance, line locations and increased labor. Maintenance expenses were up 13.5% associated with normal repairs to mains and services.

         General taxes decreased 17.8% in fiscal 2001 compared to 2000. Effective January 1, 2001, Virginia state and local governments switched from a tax based on gross receipts to a tax based on consumption. The new consumption tax is added to customer bills based on the volume of natural gas consumed. Unlike the gross receipts tax, the Company does not include the consumption tax in either operating revenues or general tax expense. This tax is a pass-through from the customer to the Commonwealth of Virginia and the localities in which the utility operates within Virginia.

         Depreciation and amortization expenses increased $424,736 or 9.6% in fiscal 2001 compared with 2000 due to increases in utility and non-utility plant.

         The Company recognized an impairment loss of $699,630 for the year ended September 30, 2001 related to the restructuring of the Company's heating and air conditioning operations due to losses. With the unlikelihood of a timely improvement in business, the Company decided to significantly reduce its presence in the heating and air conditioning market. In connection with this restructuring, the Company adjusted the valuation of several assets to estimated net realizable value. These adjustments included the write-off of goodwill and other intangible assets and the write-down of equipment and other assets.

[Graph showing amount of Natural Gas DTH delivered (in millions).]

                                               2001            2000          1999          1998         1997

Natural Gas DTH delivered                  11,890,227      11,253,948    10,928,471   11,418,883    11,630,016

         INTEREST CHARGES - Total interest charges for fiscal 2001 increased 13.2% over fiscal 2000 on an increase of 23.1% in average debt outstanding during the year. The gas utility interest was up $268,127 due to the financing of higher gas inventory balances and higher accounts receivable balances associated with the increased cost of gas and providing funds for capital additions. Interest charges on the propane business were down $14,163 due to a reduction in the level of capital expenditures and greater net income and depreciation cash flow, while interest charges were up $66,490 for Highland Heating and Cooling and GIS Resources. The Company benefited from reductions in interest rates on its lines of credit as the total weighted-average interest rate for all Company borrowings declined by 7.8% from the same period last year.

         INCOME TAXES - Income taxes for fiscal 2001 increased 3.0% over fiscal 2000. Even though pretax income was down 11.9%, income taxes increased due to the non-deductibility of the goodwill written off in conjunction with the restructuring and the implementation of a state income tax on January 1, 2001 when the Commonwealth of Virginia replaced the gross receipts tax with a consumption tax and an income tax on the Company's regulated natural gas operations.

         NET INCOME AND DIVIDENDS - Net earnings for fiscal 2001 were $2,306,615 as compared to fiscal year 2000 earnings of $2,873,702. The reduction in earnings is due to the poor performance of the heating and air conditioning operation and the impairment loss related to the restructuring of the heating and air conditioning operation. Basic earnings per share of common stock were $1.21 in fiscal 2001 compared with $1.54 in fiscal 2000. Dividends per share of common stock were $1.12 in fiscal 2001 compared with $1.10 in fiscal 2000.

FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999

         OPERATING MARGIN - Total operating margin increased by $2,147,998, or 9.0%, for the year ended September 30, 2000 compared to the year ended September 30, 1999.

         Natural gas margins increased $863,894 or 4.6%, as total delivered natural gas volumes increased by 3.0% over fiscal year 1999 levels. The increase in natural gas volumes delivered is primarily attributable to customer growth, as total heating degree days were nearly identical between both years.

         Propane margins increased $817,372, or 17.8%, for the year ended September 30, 2000 as compared to the year ended September 30, 1999. Total gallons delivered increased by 689,248 gallons, or 7.7%. The increase in propane gallons delivered corresponds to the continued strong growth in the propane markets as the number of customers grew by more 2,000. Propane margins also benefited from a financial derivative contract that reduced cost of sales during the fiscal year ended September 30, 2000.

         Energy marketing margins increased $11,661 for the year ended September 30, 2000 as compared to the same period last year. The energy-marketing segment increased sales by 512,424 decatherms, or 25.4%; however, competitive pressures forced per unit margins down 13.8%.

         Other margins increased $455,071, or 268.0%, from the same period last year as two new business ventures began operation in 2000. The fiscal year ended September 30, 2000 included nearly a full year of results related to the heating and air conditioning business acquired in January 2000 (Highland Heating and Cooling) and GIS Resources, Inc., a graphic mapping technology company that was started in December 1999.

         OTHER OPERATING EXPENSES - Operations and maintenance expenses increased 9.9% and 5.9% respectively in fiscal 2000 over fiscal 1999. Operations expenses were up $954,936 due mainly to line locations, bad debt expense and additional expenses associated with GIS Resources and Highland Heating and Cooling. Maintenance expenses were more normal as repairs were down in fiscal 1999.

         General taxes increased 17.7% in fiscal 2000 as compared to fiscal 1999. Gross receipts and business and occupations taxes were up corresponding to an increase in revenues. An increase in state valuation tax and additional payroll and property taxes associated with the new business under RGC Ventures, Inc. contributed to the additional taxes.

         Depreciation and amortization increased $430,963 or 10.8% in fiscal 2000 as compared to fiscal 1999 due to increases in utility plant, propane tanks and the addition of Highland Heating and Cooling plant and equipment.

         INTEREST CHARGES - Total interest charges increased 16.5% in fiscal 2000 over fiscal 1999. The gas utility interest was up $162,942 due to additional borrowings to finance capital additions and higher gas inventory balances associated with the increased cost of gas. Interest charges on the propane business were up $160,803 to finance customer growth and plant assets. An additional $20,809 of interest was associated with the new business under RGC Ventures.

         INCOME TAXES - Income taxes for fiscal 2000 were down 5.9% compared with fiscal 1999 due to a reduction in pre-tax income and a higher effective tax rate in 1999 as a result of nondeductible organizational expenses incurred in 1999 related to the establishment of the holding company.

         NET INCOME AND DIVIDENDS - Net earnings for fiscal 2000 were $2,873,702 as compared to fiscal 1999 earnings of $2,883,407. The reduction in earnings in the utility business and the losses in the new ventures were practically offset by increases in the propane business. Basic earnings per share of common stock were $1.54 in fiscal 2000 compared with $1.59 in fiscal 1999. Dividends per share of common stock were $1.10 in fiscal 2000 compared with $1.08 in fiscal 1999.

IMPACT OF INFLATION

         The cost of natural gas represented approximately 81% for fiscal 2001, 71% for fiscal 2000 and 69% for fiscal 1999 of the total operating expenses of the Company's gas utilities operations, as reflected in the footnotes on financial information by business segments. However, under the present regulatory Purchased Gas Adjustment mechanisms, the increases and decreases in the cost of gas are passed through to the Company's customers.

         Inflation impacts the Company through increases in non-gas costs such as insurance, labor costs, supplies and services used in operations and maintenance and the replacement cost of plant and equipment. The rates charged to natural gas customers to cover these costs can only be increased through the regulatory process via a rate increase application. In addition to stressing performance improvements and higher gas sales volumes to offset inflation, management must continually review operations and economic conditions to assess the need for filing and receiving adequate and timely rate relief from the state commissions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to market risks associated with interest rates and commodity prices. Interest rate risk is related to the Company's outstanding long-term and short-term debt. Commodity price risk is experienced by the Company's regulated natural gas operations, propane operations and energy marketing business. The Company uses derivative commodity instruments to hedge price exposures for these operations. The Company's risk management policy, as authorized by the Company's Board of Directors, allows management to enter into derivatives for the purpose of managing commodity and interest rate risks of its business operations.

         The Company is exposed to market risk related to changes in interest rates associated with its borrowing activities. A hypothetical 10 percent increase in market interest rates applicable to the Company's variable rate debt outstanding at September 30, 2001 would have resulted in a decrease in annual earnings of approximately $45,000.

         The Company manages the price risk associated with purchases of natural gas and propane by using a combination of fixed price contracts, spot market purchases and derivative commodity instruments including futures, swaps and collars. With respect to propane gas, a hypothetical 10 percent reduction in market price would result in a decrease in fair value for the Company's propane gas derivative contracts of approximately $42,000.

         With respect to the Company's hedging activities for the price of natural gas, during the year ended September 30, 2001, the Company entered into no cost collar arrangements for the purchase of natural gas. In these arrangements, the Company has purchased index-related puts and sold index-related calls in order to set "floor" and "ceiling" prices for natural gas for the period October 2001 through March 2002. Any cost incurred or benefit received from the derivative arrangements is recoverable or refunded through the regulated natural gas purchased gas adjustment (PGA) mechanism. Both the Virginia State Corporation Commission and the West Virginia Public Service Commission currently allow for full recovery of prudent costs associated with natural gas purchases, and any additional costs or benefits associated with the settlement of the derivative contracts will be passed through to customers when realized. A hypothetical 10 percent reduction in the market price of natural gas would result in a decrease in fair value of approximately $179,000 for its natural gas derivative contracts.

[Graph showing Gallons of Propane Delivered (in millions).]


                                               2001            2000          1999          1998           1997

Gallons of Propane Delivered                10,174,329      9,666,772     8,977,524     7,702,384      6,568,066



SUMMARY OF GAS SALES AND STATISTICS
----------------------------------------------------------------------------------------------------------------------

YEARS ENDED SEPTEMBER 30,                      2001            2000          1999          1998           1997

REVENUES:
   Residential Sales                     $    50,432,183  $  32,605,568 $  28,152,236 $  30,396,540 $    32,595,261
   Commercial Sales                           32,486,778     20,270,890    17,812,922    18,764,195      19,879,180
   Interruptible Sales                         1,300,369        859,504       646,256       695,279       3,892,301
   Transportation Gas Sales                    1,609,974      1,784,508     1,776,049     1,715,032       1,107,922
   Backup Services                                77,514         10,979        89,061        97,552         173,655
   Late Payment Charges                          237,579        112,210       108,340       156,634         157,369
   Miscellaneous Gas Utility Revenue              50,724         41,509        34,279        31,820          36,493
   Propane                                    14,929,570     11,246,152     8,469,728     7,530,040       7,205,645
   Energy Marketing                           14,756,066      8,828,492     5,639,783     6,519,467       2,869,514
   Other                                       1,562,390      1,990,183     1,474,055       601,288         567,128
                                          -------------------------------------------------------------------------
     Total                               $   117,443,147  $  77,749,995 $  64,202,709 $  66,507,847 $    68,484,468
NET INCOME                               $     2,306,615  $   2,873,702 $   2,883,407 $   2,726,879 $     2,309,880
                                          -------------------------------------------------------------------------
DTH DELIVERED:
   Residential                                 5,121,119      4,572,256     4,528,752     4,861,127       5,024,492
   Commercial                                  3,732,953      3,315,915     3,198,766     3,389,010       3,484,513
   Interruptible                                 192,659        177,387       164,348       182,110       1,030,329
   Transportation Gas                          2,833,758      3,186,497     3,021,229     2,967,227       2,059,518
   Backup Service                                  9,738          1,893        15,376        19,409          31,164
                                          -------------------------------------------------------------------------
     Total                                    11,890,227     11,253,948    10,928,471    11,418,883      11,630,016
GALLONS DELIVERED (PROPANE)                   10,174,329      9,666,772     8,977,524     7,702,384       6,568,066
HEATING DEGREE DAYS                                4,342          3,721         3,717         4,054           4,298
NUMBER OF CUSTOMERS:
Natural Gas
   Residential                                    51,198         50,520        49,860        48,265          47,539
   Commercial                                      5,529          5,502         5,379         5,272           5,181
   Interruptible and Interruptible
       Transportation Service                         43             45            44            45              43
                                          -------------------------------------------------------------------------
     Total                                        56,770         56,067        55,283        53,582          52,763
Propane                                           17,105         15,973        13,832        11,004           8,829
                                          -------------------------------------------------------------------------
Total Customers                                   73,875         72,040        69,115        64,586          61,592
GAS ACCOUNT (DTH):
   Natural Gas Available                      12,516,840     11,933,719    11,525,469    11,883,769      12,273,858
   Natural Gas Deliveries                     11,890,227     11,253,948    10,928,471    11,418,883      11,630,016
   Storage - LNG                                  70,704        123,002       136,338        73,381         112,868
   Company Use And Miscellaneous                  31,480         47,325        62,189        40,127          52,317
   System Loss                                   524,429        509,444       398,471       351,378         478,657
                                          -------------------------------------------------------------------------
     Total Gas Available                      12,516,840     11,933,719    11,525,469    11,883,769      12,273,858
TOTAL ASSETS                             $    93,571,129  $  87,407,494 $  77,789,982 $  69,134,920 $    62,593,258
LONG-TERM OBLIGATIONS                    $    22,507,485  $  23,310,522 $  23,336,614 $  20,700,000 $    17,079,000




CAPITALIZATION STATISTICS
----------------------------------------------------------------------------------------------------------------------

YEARS ENDED SEPTEMBER 30,                      2001            2000          1999          1998           1997

COMMON STOCK:
Shares Issued                                  1,914,603      1,881,733     1,832,771     1,794,416       1,527,486
Net Earnings Per Share                     $        1.21*  $       1.54  $       1.59  $       1.60   $        1.54
Dividends Paid Per Share (Cash)            $        1.12   $       1.10  $       1.08  $       1.06   $        1.04
Dividends Paid Out Ratio                            92.6%          71.4%         67.9%         66.3%           67.5%
CAPITALIZATION RATIOS:
Long-Term Debt, Including
   Current Maturities                               43.1           43.8          45.3          43.9            49.5
Common Stock And Surplus                            56.9           56.2          54.7          56.1            50.5
                                          -------------------------------------------------------------------------
     Total                                         100.0          100.0         100.0         100.0           100.0
                                          -------------------------------------------------------------------------
Long-Term Debt, Including
   Current Maturities                      $  23,310,522   $ 23,336,614  $ 23,360,896  $ 20,700,000   $  20,222,124
Common Stock And Surplus                      30,725,072     29,985,871    28,154,923    26,464,581      20,596,951
                                          -------------------------------------------------------------------------
Total Capitalization Plus
   Current Maturities                      $  54,035,594   $ 53,322,485  $ 51,515,819  $ 47,164,581    $ 40,819,075
                                          =========================================================================

*Reflects $0.32 one-time write-off.

MARKET PRICE AND DIVIDEND INFORMATION
-------------------------------------------------------------------------------

         RGC Resources' common stock is listed on the Nasdaq National Market under the trading symbol RGCO. Payment of dividends is within the discretion of the Board of Directors and will depend on, among other factors, earnings, capital requirements, and the operating and financial condition of the Company. The Company's long- term indebtedness contains restrictions on dividends based on cumulative net earnings and dividends previously paid.


FISCAL YEAR ENDED                                                                   CASH DIVIDEND
SEPTEMBER 30                             HIGH                     LOW                  DECLARED
2001
---------------------------------------------------------------------------------------------------
First Quarter                        $     20.000            $     18.250         $      0.280
Second Quarter                             21.250                  19.188                0.280
Third Quarter                              20.870                  18.500                0.280
Fourth Quarter                             20.390                  18.220                0.280

2000
---------------------------------------------------------------------------------------------------
First Quarter                        $     23.125            $     19.500         $      0.275
Second Quarter                             22.500                  19.750                0.275
Third Quarter                              21.125                  15.813                0.275
Fourth Quarter                             19.750                  17.000                0.275



DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------------------------------------------

                              BOARD OF DIRECTORS
  RGC RESOURCES, INC.                                         ROANOKE GAS COMPANY

Lynn D. Avis                   J. Allen Layman                   Lynn D. Avis                    Frank A. Farmer, Jr.
Avis Construction Co., Inc.    R & B Communications, Inc.        Avis Construction Co., Inc.     Chairman Of the Board
Chairman Of The Board          President & CEO                   Chairman Of The Board
                                                                                                 Thomas L. Robertson
Abney S. Boxley III            Thomas L. Robertson               Abney S. Boxley III             Carilion Health System &
Boxley Co., Inc.               Carilion Health System &          Boxley Co., Inc.                Carilion Medical Center
President & CEO                Carilion Medical Center           President & CEO                 President & CEO
                               President & CEO
Frank T. Ellett                                                  Frank T. Ellett                 S. Frank Smith
Virginia Truck Center, Inc.    S. Frank Smith                    Virginia Truck Center, Inc.     Coastal Coal Co., LLC
President                      Coastal Coal Co., LLC             President                       Vice President
                               Vice President
Frank A. Farmer, Jr.                                                                             John B. Williamson III
Chairman Of the Board          John B. Williamson III                                            President & CEO
                               President & CEO

               BLUEFIELD GAS COMPANY                              DIVERSIFIED ENERGY COMPANY & RGC VENTURES, INC.

Roger L. Baumgardner           Arthur L. Pendleton               Roger L. Baumgardner            Arthur L. Pendleton
Vice President, Secretary      President & COO                   Vice President, Secretary       Roanoke Gas Company
& Treasurer                                                      & Treasurer                     President & COO

Frank A. Farmer, Jr.           John B. Williamson III            Frank T. Ellett                 S. Frank Smith
RGC Resources, Inc.            Chairman & CEO                    Virginia Truck Center, Inc.     Coastal Coal Co., LLC
Chairman Of The Board                                            President                       Vice President


                                                                 Frank A. Farmer, Jr.            John B. Williamson III
                                                                 RGC Resources, Inc.             Chairman & CEO
                                                                 Chairman of The Board

                                    OFFICERS
                               RGC RESOURCES, INC.

Frank A. Farmer, Jr.                   Roger L. Baumgardner                Howard T. Lyon
Chairman Of The Board                  Vice President, Secretary           Controller & Assistant
                                       Treasurer                           Treasurer
John B. Williamson, III
President & CEO                        Dale P. Moore                       Arthur L. Pendleton
                                       Assistant Vice President &          Vice President
                                       Assistant Secretary


ROANOKE GAS COMPANY                    BLUEFIELD GAS COMPANY                 DIVERSIFIED ENERGY COMPANY &
John B. Williamson III                 John B. Williamson III                RGC VENTURES, INC.
Chairman & CEO                         Chairman & CEO                        John B. Williamson, III
                                                                             Chairman & CEO
Arthur L. Pendleton                    Arthur L. Pendleton
President & COO                        President & COO                       John S. D'Orazio
                                                                             President & COO HVAC Operations
Roger L. Baumgardner                   Roger L. Baumgardner
Vice President, Secretary              Vice President, Secretary             Roger L. Baumgardner
 & Treasurer                           & Treasurer                           Vice President, Secretary
                                                                             & Treasurer
Jane N. O'Keeffe
Vice President Human Resources                                               Barry J. Jones
                                                                             President GIS Operations
Dale P. Moore
Vice President Regulatory Affairs &                                          Robert L. Wells
Financial Planning                                                           President Application Resources

J. David Anderson                                                            C. James Shockley, Jr.
Assistant Secretary &                                                        Vice President HVAC Operaitons
Assistant Treasurer
                                                                             Arthur L. Pendleton
                                                                             COO GIS Operations


CORPORATE INFORMATION
------------------------------------------------------------------------------

CORPORATE OFFICE
RGC Resources, Inc.
519 Kimball Avenue, N.E.
P.O. Box 13007
Roanoke, VA 24030
(540) 777-4GAS (4427)
Fax (540) 777-2636

AUDITORS
Deloitte & Touche LLP
1100 Carillon
227 West Trade Street
Charlotte, NC 28202-1675

COMMON STOCK TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT & DIVIDEND REINVESTMENT AGENT
First Union National Bank of North Carolina
First Union Customer Information Center
Corporate Trust Client Services NC - 1153
1525 West W.T. Harris Boulevard - 3C3
Charlotte, NC 28288-1153

COMMON STOCK
RGC Resources' common stock is listed on the Nasdaq National Market under the trading symbol RGCO.

DIRECT DEPOSIT OF DIVIDENDS & SAFEKEEPING OF STOCK CERTIFICATES
Shareholders can have their cash dividends deposited automatically into checking, saving or money market accounts. The shareholder's financial institution must be a member of the Automated Clearing House. Also, RGC Resources offers safekeeping of stock certificates for shares enrolled in the dividend reinvestment plan. For more information about these shareholder services, please contact the Transfer Agent, First Union National Bank of North Carolina.

10-K REPORT
A copy of RGC Resources, Inc. latest annual report to the Securities & Exchange Commission on Form 10-K will be provided without charge upon written request to:
Roger L. Baumgardner
Vice President, Secretary & Treasurer
RGC Resources, Inc.
P.O. Box 13007
Roanoke, VA 24030

SHAREHOLDER INQUIRIES
Questions concerning shareholder accounts, stock transfer requirements, consolidation of accounts, lost stock certificates, safekeeping of stock certificates, replacement of lost dividend checks, payment of dividends, direct deposit of dividends, initial cash payments, optimal cash payments and name or address changes should be directed to the Transfer Agent, First Union National Bank. All other shareholder questions should be directed to:
Roger L. Baumgardner
Vice President, Secretary & Treasurer
RGC Resources, Inc.
P.O. Box 13007
Roanoke, VA 24030
(540) 777-3855

FINANCIAL INQUIRIES
All financial analysts and professional investment managers should direct their questions and requests for financial information to:
Roger L. Baumgardner
Vice President, Secretary & Treasurer
RGC Resources, Inc.
P.O. Box 13007
Roanoke, VA 24030

Access up-to-date information on RGC Resources and its subsidiaries at www.rgcresources.com

RGC Resources, Inc.
Trading on NASDAQ as RGCO
519 Kimball Avenue, N.E.
P. O. Box 13007
Roanoke, VA 24030
(540) 777-4427

www.rgcresources.com

RGC Resources, Inc.
and Subsidiaries


Independent Auditors' Report



Consolidated Financial Statements
Years Ended September 30, 2001, 2000 and 1999

RGC RESOURCES, INC. AND SUBSIDIARIES


TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                         Page

INDEPENDENT AUDITORS' REPORT                                              1

CONSOLIDATED FINANCIAL STATEMENTS:
         Consolidated Balance Sheets                                      2-3
         Consolidated Statements of Income and Comprehensive Income       4
         Consolidated Statements of Stockholders' Equity                  5
         Consolidated Statements of Cash Flows                            6-7
         Notes to Consolidated Financial Statements                       8-22

Deloitte & Touche LLP
110 Carilion
227 West Trade Street
Charlotte, North Carolina 28202-1675

Tel: (704) 372-3560
www.us.deloitte.com

                                                                     Deloitte
                                                                     & Touche



INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of RGC Resources, Inc.:

We have audited the accompanying consolidated balance sheets of RGC Resources, Inc. and subsidiaries (the "Company") as of September 30, 2001 and 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.


s/Deloitte & Touche LLP
November 2, 2001

---------
Deloitte
Touche
Tohmatsu
---------
                                        1



RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------



ASSETS                                                                                  2001                    2000

CURRENT ASSETS:
  Cash and cash equivalents                                                      $          885,678      $         721,249
  Accounts receivable, less allowance for doubtful accounts of
     $531,991 in 2001 and $314,081 in 2000                                                7,155,930              6,251,248
  Inventories                                                                            13,473,986             12,421,327
  Prepaid income taxes                                                                      356,020                464,299
  Deferred income taxes                                                                   3,468,168              1,836,581
  Under-recovery of gas costs                                                             1,208,190                888,687
  Other                                                                                     428,113                430,307
                                                                                  -----------------       ----------------
         Total current assets                                                            26,976,085             23,013,698
                                                                                  -----------------       ----------------

UTILITY PLANT:
  In service                                                                             83,570,936             78,780,014
  Accumulated depreciation and amortization                                             (31,559,291)           (28,765,599)
                                                                                  -----------------       ----------------
         In service, net                                                                 52,011,645             50,014,415
                                                                                  -----------------       ----------------

  Construction work in progress                                                           2,048,565              1,562,138
                                                                                  -----------------       ----------------
         Total utility plant, net                                                        54,060,210             51,576,553
                                                                                  -----------------       ----------------

NONUTILITY PROPERTY:
  Nonutility property                                                                    18,149,109             16,393,264
  Accumulated depreciation and amortization                                              (6,311,673)            (5,044,294)
                                                                                  -----------------       ----------------
         Total nonutility property, net                                                  11,837,436             11,348,970
                                                                                  -----------------       ----------------

OTHER ASSETS:
  Intangible assets, net of accumulated amortization                                        327,429              1,014,509
  Other assets                                                                              369,969                453,764
                                                                                  -----------------       ----------------
         Total other assets                                                                 697,398              1,468,273
                                                                                  -----------------       ----------------

TOTAL ASSETS                                                                     $       93,571,129      $      87,407,494
                                                                                  =================       ================



RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
SEPTEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------



LIABILITIES AND STOCKHOLDERS' EQUITY                                                    2001                    2000

CURRENT LIABILITIES:
  Current maturities of long-term debt                                           $          803,037      $          26,092
  Borrowings under lines of credit                                                       17,707,000             13,295,000
  Dividends payable                                                                         536,385                517,827
  Accounts payable                                                                        8,250,618             11,003,592
  Customer deposits                                                                         531,288                506,562
  Accrued expenses                                                                        3,776,490              3,733,320
  Refunds from suppliers - due customers                                                    116,758                223,009
  Overrecovery of gas costs                                                               1,539,782                      -
  Unrealized losses on marked to market transactions                                      1,906,171                      -
                                                                                  -----------------       ----------------
         Total current liabilities                                                       35,167,529             29,305,402
                                                                                  -----------------       ----------------

LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES                                             22,507,485             23,310,522
                                                                                  -----------------       ----------------

DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes                                                                   4,836,121              4,431,643
  Deferred investment tax credits                                                           334,922                374,056
                                                                                  -----------------       ----------------
         Total deferred credits and other liabilities                                     5,171,043              4,805,699
                                                                                  -----------------       ----------------

COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)

CAPITALIZATION:
  Stockholders' equity:
  Common stock, $5 par value; authorized 10,000,000 shares; issued and outstanding 1,914,603 and 1,881,733 shares in
    2001 and 2000, respectively                                                           9,573,015              9,408,665
  Preferred stock, no par; authorized 5,000,000 shares;
    no shares issued and outstanding in 2001 and 2000                                             -                      -
  Capital in excess of par value                                                         10,736,536             10,262,252
  Retained earnings                                                                      10,490,375             10,314,954
  Accumulated comprehensive loss                                                            (74,854)                     -
                                                                                  -----------------       ----------------
         Total stockholders' equity                                                      30,725,072             29,985,871
                                                                                  -----------------       ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $       93,571,129      $      87,407,494
                                                                                  =================       ================

See notes to consolidated financial statements.



RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------


                                                                   2001               2000                1999

OPERATING REVENUES:
  Gas utilities                                              $    86,195,121  $        55,685,168 $        48,619,143
  Propane operations                                              14,929,570           11,246,152           8,469,728
  Energy marketing                                                14,756,066            8,828,492           5,639,783
  Other                                                            1,562,390            1,990,183           1,474,055
                                                              --------------   ------------------  ------------------
         Total operating revenues                                117,443,147           77,749,995          64,202,709
                                                              --------------   ------------------  ------------------

COST OF SALES:
  Gas utilities                                                   65,227,777           35,833,723          29,631,592
  Propane operations                                               8,678,227            5,837,087           3,878,035
  Energy marketing                                                14,231,107            8,673,354           5,496,306
  Other                                                            1,132,850            1,365,312           1,304,255
                                                              --------------   ------------------  ------------------
         Total cost of sales                                      89,269,961           51,709,476          40,310,188
                                                              --------------   ------------------  ------------------

OPERATING MARGIN                                                  28,173,186           26,040,519          23,892,521
                                                              --------------   ------------------  ------------------

OTHER OPERATING EXPENSES:
  Operations                                                      12,176,932           10,639,549           9,684,613
  Maintenance                                                      1,396,544            1,230,907           1,162,204
  General taxes                                                    2,343,351            2,851,526           2,423,480
  Depreciation and amortization                                    4,828,096            4,403,360           3,972,397
  Impairment loss                                                    699,630                    -                   -
                                                              --------------   ------------------  ------------------
         Total other operating expenses                           21,444,553           19,125,342          17,242,694
                                                              --------------   ------------------  ------------------

OPERATING INCOME                                                   6,728,633            6,915,177           6,649,827

OTHER DEDUCTIONS, NET                                               (113,149)             (98,807)            (73,604)
                                                              --------------   ------------------  ------------------

INCOME BEFORE INTEREST AND INCOME TAXES                            6,615,484            6,816,370           6,576,223

INTEREST EXPENSE                                                   2,748,850            2,428,396           2,083,842
                                                              --------------   ------------------  ------------------

INCOME BEFORE INCOME TAXES                                         3,866,634            4,387,974           4,492,381

INCOME TAX EXPENSE                                                 1,560,019            1,514,272           1,608,974
                                                              --------------   ------------------  ------------------

NET INCOME                                                         2,306,615            2,873,702           2,883,407

OTHER COMPREHENSIVE LOSS, NET OF TAX                                 (74,854)                   -                   -
                                                              --------------   ------------------  ------------------

COMPREHENSIVE INCOME                                         $     2,231,761  $         2,873,702 $         2,883,407
                                                              ==============   ==================  ==================

BASIC AND DILUTED EARNINGS PER SHARE                         $          1.21  $              1.54 $              1.59
                                                              ==============   ==================  ==================

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                                            1,898,697            1,863,275           1,814,864
                                                              ==============   ==================  ==================
  Diluted                                                          1,902,293            1,867,138           1,818,541
                                                              ==============   ==================  ==================

See notes to consolidated financial statements.


RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------



                                                        Capital in                     Accumulated          Total
                                              Common    Excess of      Retained       Comprehensive     Stockholders'
                                               Stock    Par Value      Earnings            Loss            Equity

BALANCE, SEPTEMBER 30, 1998            $   8,972,080  $   8,909,145 $    8,583,356      $    -       $       26,464,581
   Net income                                      -              -      2,883,407           -                2,883,407
   Cash dividends declared
     ($1.08 per share)                             -              -     (1,965,246)          -               (1,965,246)
   Issuance of common stock
     (38,355 shares)                         191,775        580,406              -           -                  772,181
                                        ------------   ------------  -------------       ---------    -----------------

BALANCE, SEPTEMBER 30, 1999                9,163,855      9,489,551      9,501,517           -               28,154,923
   Net income                                      -              -      2,873,702           -                2,873,702
   Cash dividends declared
     ($1.10 per share)                             -              -     (2,060,265)          -               (2,060,265)
   Issuance of common stock
     (48,962 shares)                         244,810        772,701              -           -                1,017,511
                                        ------------   ------------  -------------       ---------    -----------------

BALANCE, SEPTEMBER 30, 2000                9,408,665     10,262,252     10,314,954           -               29,985,871
   Net income                                      -              -      2,306,615        (74,854)            2,231,761
   Cash dividends declared
     ($1.12 per share)                             -              -     (2,131,194)          -               (2,131,194)
   Issuance of common stock
     (32,870 shares)                         164,350        474,284              -           -                  638,634
                                        ------------   ------------  -------------       ---------    -----------------

BALANCE, SEPTEMBER 30, 2001            $   9,573,015  $  10,736,536 $   10,490,375      $ (74,854)   $       30,725,072
                                        ============   ============  =============       =========    =================

See notes to consolidated financial statements.



RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------



                                                                           2001               2000              1999

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $      2,306,615  $      2,873,702   $     2,883,407
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization                                          4,967,332         4,538,635         4,131,688
     Impairment loss                                                          699,630                 -                 -
     Loss (gain) on asset disposition                                           5,944            17,908            (3,277)
     Change in over/under recovery of gas costs                             3,003,839        (1,572,842)         (585,674)
     Deferred taxes and investment tax credits                             (1,218,486)          583,589           292,657
     Other noncash items, net                                                 150,503           (63,140)          (45,814)
     Changes in assets and liabilities which provided (used) cash:
       Accounts receivable and customer deposits, net                        (879,956)           15,067        (3,108,030)
       Inventories                                                         (1,052,659)       (4,058,128)         (393,469)
       Other current assets                                                   110,473           108,540           160,568
       Accounts payable and accrued expenses                               (2,709,804)          925,363         2,618,262
       Refunds from suppliers - due customers                                (106,251)          196,947           (59,510)
                                                                      ---------------    --------------    --------------
           Net cash provided by operating activities                        5,277,180         3,565,641         5,890,808
                                                                      ---------------    --------------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to utility plant and nonutility property                       (8,029,853)       (7,920,163)       (8,940,093)
  Cost of removal of utility plant, net                                       (38,618)          (51,544)          (64,209)
  Proceeds from sales of assets                                                43,814            84,886            73,720
                                                                      ---------------    --------------    --------------
           Net cash used in investing activities                           (8,024,657)       (7,886,821)       (8,930,582)
                                                                      ---------------    --------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                                          -                 -         2,500,000
  Retirement of long-term debt                                                (26,092)         (530,865)           (9,614)
  Net borrowings under lines of credit                                      4,412,000         6,932,000         1,779,000
  Proceeds from issuance of common stock                                      638,634           539,286           772,181
  Cash dividends paid                                                      (2,112,636)       (2,037,493)       (1,946,329)
                                                                      ---------------    --------------    --------------
           Net cash provided by financing activities                        2,911,906         4,902,928         3,095,238
                                                                      ---------------    --------------    --------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                     164,429           581,748            55,464

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                           721,249           139,501            84,037
                                                                      ---------------    --------------    --------------

  End of year                                                        $        885,678  $        721,249   $       139,501
                                                                      ===============    ==============    ==============



RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------




                                                                           2001               2000              1999

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
  INFORMATION:
  Cash paid during the year for:
     Interest                                                        $     2,537,343   $       2,566,700  $     2,036,967
                                                                      ==============     ===============   ==============
     Income taxes, net of refunds                                    $     2,670,227   $         963,990  $     1,034,623
                                                                      ==============     ===============   ==============

  Noncash transactions:
    In February 1999, a capital lease obligation of $170,510 was incurred when the Company entered into an equipment lease.
    In January 2000, the assets of a heating and air conditioning company were acquired in exchange for 22,243 shares of stock valued at $478,225.
       Subsequent to the acquisition, the Company retired $506,583 in debt associated with the heating and air conditioning company.
    In 2001, the Company entered into derivative price swaps, caps, and collar arrangements for the purpose of hedging the cost of natural gas and propane. In accordance with hedge accounting requirements, the underlying derivatives were marked to market at $1,906,171 with a corresponding net under-recovery of gas cost of $1,783,560 and a deferred tax asset of $47,757 also recorded.


See notes to consolidated financial statements.

RGC RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         GENERAL - The consolidated financial statements include the accounts of RGC Resources, Inc. and its wholly owned subsidiaries (the "Company"), Roanoke Gas Company, Bluefield Gas Company, Diversified Energy Company, operating as Highland Propane Company and Highland Energy, RGC Ventures, Inc., operating as Highland Heating and Cooling, and RGC Ventures, Inc. of Virginia, operating as GIS Resources and Application Resources. Roanoke Gas Company and Bluefield Gas Company are gas utilities, which distribute and sell natural gas to residential, commercial and industrial customers within their service areas. Highland Propane Company distributes and sells propane in southwestern Virginia and southern West Virginia. Highland Energy brokers natural gas to several industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company. GIS Resources provides mapping services. Highland Heating and Cooling provides heating and cooling service and installation in West Virginia. Application Resources provides information system services to software providers in the utility industry.

         The primary business of the Company is the distribution of natural gas to residential, commercial and industrial customers in Roanoke, Virginia; Bluefield, Virginia; Bluefield, West Virginia; and the surrounding areas. The Company distributes natural gas to its customers at rates regulated by the State Corporation Commission in Virginia ("SCC") and the Public Service Commission in West Virginia ("PSC").

         All significant intercompany transactions have been eliminated in consolidation.

         RATE REGULATED BASIS OF ACCOUNTING - The Company's regulated operations follow the accounting and reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 71, ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION. The economic effects of regulation can result in a regulated company deferring costs that have been or are expected to be recovered from customers in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses when such amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for current collection in rates of costs that are expected to be incurred in the future (regulatory liabilities).

         The amounts recorded by the Company as regulatory assets and regulatory liabilities are as follows:


                                                                     September 30,
                                                       -------------------------------------
                                                              2001                  2000

     Regulatory assets:
       Rate case costs                               $          10,929     $          20,772
       Under-recovery of gas costs                           1,208,190               888,687
       Other                                                    59,459                66,815
                                                       ---------------      ----------------

     Total regulatory assets                         $       1,278,578     $         976,274
                                                       ===============      ================



                                                                     SEPTEMBER 30,
                                                        -------------------------------------
                                                                2001                  2000

     Regulatory liabilities:
       Refunds from suppliers - due customers         $         116,758     $         223,009
       Over-recovery of gas costs                             1,539,782                     -
                                                        ---------------      ----------------

     Total regulatory liabilities                     $       1,656,540     $         223,009
                                                        ===============      ================

         UTILITY PLANT - Utility plant is stated at original cost. The cost of additions to utility plant includes direct charges and overhead. The cost of depreciable property retired, plus cost of removal, less salvage is charged to accumulated depreciation. Maintenance, repairs, and minor renewals and betterments of property are charged to operations.

         DEPRECIATION AND AMORTIZATION - Provisions for depreciation are computed principally at composite straight-line rates for financial statement purposes and at accelerated rates for income tax purposes. Depreciation and amortization for financial reporting purposes are provided on annual composite rates ranging from 2 percent to 33 percent. The annual composite rates are determined by periodic depreciation studies. Intangible assets are amortized on a straight-line basis over periods ranging from 10 to 15 years.

         CASH AND CASH EQUIVALENTS - For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         INVENTORIES - Inventories consist primarily of natural gas in storage and propane. Natural gas inventories are recorded at average cost. Propane inventories are valued at the lower of average cost or market.

         UNBILLED REVENUES - The Company bills its natural gas customers on a monthly cycle basis. The Company records revenue based on service rendered to the end of the accounting period. The amounts of unbilled revenue receivable included in accounts receivable on the consolidated balance sheets at September 30, 2001 and 2000 were $1,145,718 and $1,265,706, respectively.

         INCOME TAXES - Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The Company and its subsidiaries file a consolidated federal income tax return. Beginning in January 2001, the Commonwealth of Virginia implemented a state income tax on regulated utilities.

         BOND EXPENSES - Bond expenses are being amortized over the lives of the bonds.

         OVER/UNDER RECOVERY OF GAS COSTS - Pursuant to the provisions of the Company's Purchased Gas Adjustment ("PGA") clause, increases or decreases in gas costs are passed on to customers. Accordingly, the difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a regulatory asset or liability. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over the next 12-month period as amounts are reflected in customer billings. The Company is subject to multiple jurisdictions which may result in both a regulatory asset and a regulatory liability recorded.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         DERIVATIVE AND HEDGING ACTIVITIES - Effective October 1, 2000, the Company adopted the provisions of SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended and interpreted. SFAS No. 133 requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The adoption of the standard did not have a material impact on the results of operations or other comprehensive income.

         The Company's risk management policy allows management to enter into derivatives for the purpose of managing commodity and interest rate risks of its business operations. The Company's risk management policy specifically prohibits the use of derivatives for speculative purposes. The key market risks that RGC Resources, Inc. would seek to hedge include natural gas and propane prices, and the cost of borrowed funds.

         The Company entered into futures and swaps during 2001 for the purpose of hedging the price of propane in order to provide price stability during the 2002 winter months. The hedges qualify as cash flow hedges; therefore, changes in the fair value are reported in Other Comprehensive Income. At September 30, 2001, approximately $75,000 of losses are included in Other Comprehensive Income; such amounts are expected to be reclassified into income within the next year as the hedged transactions settle and will be included in propane operations' cost of sales on the income statement. No portion of the hedges were ineffective during the year.

         The Company entered into no-cost collar and price-cap arrangements for the purchase of natural gas for the purpose of providing price stability during the 2002 winter months. The fair value of these instruments are recorded in the balance sheet; however, net income and other comprehensive income are not affected by the change in market value as any cost incurred or benefit received from these instruments is recoverable or refunded through the PGA mechanism. Both the SCC and the PSC currently allow for full recovery of prudent costs associated with natural gas purchases, therefore any costs or benefits associated with the settlement of these instruments will be passed through to customers when realized. The unrealized losses on marked to market transactions are composed of $1,783,560 of derivative hedges that are subject to recovery through the PGA mechanism and $122,611 of propane hedges that will flow through income when realized.

         All current derivative contracts will expire by March 31, 2002.

         NEW ACCOUNTING STANDARDS - In June 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS.

         SFAS No. 141 requires all business combinations initiated (as defined by the standard) after June 30, 2001 to be accounted for using the purchase method. Companies may no longer use the pooling method of accounting for future combinations.

         SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and will be adopted by the Company as of October 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized over an estimated useful life, as previously required. Instead, goodwill amounts will be subject to a fair-value- based annual impairment assessment. The standard also requires acquired intangible assets to be recognized separately and amortized as appropriate. For the year ended September 30, 2001, the Company's amortization expense was approximately $30,000 (excluding amortization expense associated with goodwill of the heating and air conditioning operations, see Note 3 for further discussion). The Company has not yet determined the impact of the new standard on its financial condition or results of operations.

         In July 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and early adoption is permitted. The Company has not yet determined the impact of the new standard on its financial condition or results of operations.

         In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG- LIVED ASSETS. The new rules supersede SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The new rules retain many of the fundamental recognition and measurement provisions, but significantly change the criteria for classifying an asset as held-for-sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has not yet determined the impact of the new standard on its financial condition or results of operations.

         RECLASSIFICATIONS - Certain reclassifications were made to prior year balances to conform with current year presentations.


2.       FINANCIAL INFORMATION BY BUSINESS SEGMENTS

         Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief decision maker in deciding how to allocate resources in assessing performance.

         The reportable segments of the Company disclosed herein are as follows:

         GAS UTILITIES - The natural gas segment of the Company generates revenue from its tariff rates, under which it provides distribution energy services for its residential, commercial and industrial customers.

         PROPANE OPERATIONS - The propane gas segment of the Company generates revenue from the sale and delivery of propane gas and related services to its residential, commercial and industrial customers located in southwestern Virginia and southern West Virginia.

         ENERGY MARKETING - The energy marketing segment generates revenue through the sale of natural gas to industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company.

         PARENT AND OTHER - The other segment includes the heating and cooling operations, mapping services, information system services, and certain corporate adjustments.

         Information related to the segments of the Company is detailed below:


                               Gas            Propane          Energy           Parent         Consolidated
                            Utilities       Operations       Marketing        and Other           Total

For the year ended
  September 30, 2001:
  Operating revenues     $    86,195,121 $    14,929,570  $   14,756,066  $      1,562,390  $     117,443,147
  Operating margin            20,967,344       6,251,343         524,959           429,540         28,173,186
  Operations,
     maintenance and
     general taxes            11,677,941       3,372,455          32,147           834,284         15,916,827
  Impairment loss                      -               -               -           699,630            699,630
  Depreciation and
     amortization              3,325,814       1,385,236               -           117,046          4,828,096
  Interest charges             2,231,918         429,633               -            87,299          2,748,850
  Earnings before
     income taxes              3,643,127       1,051,845         492,812        (1,321,150)         3,866,634

As of September 30,
  2001:
  Total assets           $    75,791,015 $    14,023,168  $    1,567,179  $      2,189,767  $      93,571,129
  Gross additions to
     long-lived assets         5,981,165       2,037,547               -            11,141          8,029,853

For the year ended
  September 30, 2000:
  Operating revenues     $    55,685,168 $    11,246,152  $    8,828,492  $      1,990,183  $      77,749,995
  Operating margin            19,851,445       5,409,065         155,138           624,871         26,040,519
  Operations,
     maintenance and
     general taxes            11,288,679       2,905,186          11,449           516,668         14,721,982
  Depreciation and
     amortization              3,156,936       1,178,567               -            67,857          4,403,360
  Interest charges             1,963,791         443,796               -            20,809          2,428,396
  Earnings before
     income taxes              3,397,456         862,812         143,689           (15,983)         4,387,974

As of September 30,
  2000:
  Total assets           $    70,970,880 $    12,660,667  $    1,161,515  $      2,614,432  $      87,407,494
  Gross additions to
     long-lived assets         5,237,912       2,539,413               -           621,063          8,398,388






                               Gas            Propane          Energy           Parent         Consolidated
                            Utilities       Operations        Marketing       and Other           Total
For the year ended
  September 30, 1999:
  Total revenues         $    48,619,143 $     8,469,728  $     5,639,783 $      1,474,055  $      64,202,709
  Operating margin            18,987,551       4,591,693          143,477          169,800         23,892,521
  Operations,
     maintenance and
     general taxes            10,367,002       2,894,587            8,708                -         13,270,297
  Depreciation and
     amortization              3,015,001         957,396                -                -          3,972,397
  Interest charges             1,800,849         282,993                -                -          2,083,842
  Earnings before
     income taxes              3,739,902         447,910          134,769          169,800          4,492,381

As of September 30,
  1999:
  Total assets           $    65,789,548 $    10,871,676  $       926,984 $        201,774  $      77,789,982
  Gross additions to
     long-lived assets         5,811,671       3,298,932                -                -          9,110,603

         During 2001, 2000 and 1999, no single customer accounted for more than five percent of the Company's sales. No accounts receivable from any customer exceeded five percent of the Company's total accounts receivable at September 30, 2001 and 2000.

3.       RESTRUCTURING

         In September 2001, the Company decided to restructure the heating and air conditioning sales and services operations in West Virginia. The decision to restructure was due to the poor performance of these operations and the unlikelihood of a timely recovery. Several factors contributed to the underperformance of these operations including increasing competition in the markets served, the general economic slowdown and lower than expected demand for equipment sales and service, among others. The restructuring resulted in the reduction of heating and air conditioning operations; the Company will continue to monitor the remaining heating and air conditioning operations.

         As a result of the decision to restructure and reduce its heating and air conditioning operations, the Company adjusted the valuation of several assets to estimated net realizable value in accordance with the guidance in SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. In connection with the restructuring, the Company will auction most of its inventory and fixed assets during the first quarter of 2002. Such assets have been adjusted to reflect the estimated proceeds from auction. Additionally, goodwill and other intangible assets associated with the heating and air conditioning operations have been written off, as there does not appear to be any future benefits associated with these amounts. The following is a summary of the impairment loss:

Write-off of goodwill and other intangibles                      $     597,949
Write-down of inventory and fixed assets                               101,681
                                                                  ------------

Total impairment loss                                            $     699,630
                                                                  ============

4.       ALLOWANCE FOR DOUBTFUL ACCOUNTS

         A summary of the changes in the allowance for doubtful accounts follows:


                                                                  Years Ended September 30,
                                          -----------------------------------------------------------------
                                                        2001                2000                 1999

Balances, beginning of year                      $         314,081   $         229,238   $          202,652
Provision for doubtful accounts                          1,462,436             528,382              234,705
Recoveries of accounts written off                         207,455             160,310              208,584
Accounts written off                                    (1,451,981)           (603,849)            (416,703)
                                                  ----------------     ---------------     ----------------

Balances, end of year                            $         531,991   $         314,081   $          229,238
                                                  ================     ===============     ================


5.       BORROWINGS UNDER LINES OF CREDIT


         The Company has available unsecured lines of credit with a bank for $23,500,000 as of September 30, 2001. Effective October 1, 2001, the lines were increased to $30,000,000 and will expire March 31, 2002, unless extended.

         A summary of short-term lines of credit follows:


                                                        2001                 2000                1999

Lines of credit at year-end                      $      23,500,000    $      23,500,000   $      22,500,000
Outstanding balance at year-end                         17,707,000           13,295,000           6,363,000
Highest month-end balances outstanding                  23,405,000           13,295,000          10,364,000
Average month-end balances                              16,592,000            8,831,000           6,216,000
Average rates of interest during year                         5.68%                6.67%               5.80%
Average rates of interest on balances
  outstanding at year-end                                     3.54%                7.05%               5.86%

6.       LONG-TERM DEBT

         Long-term debt consists of the following:


                                                                                 September 30,
                                                                      ---------------------------------
                                                                           2001                  2000

Roanoke Gas Company:
  First Mortgage notes payable, at 7.804%, due July 1, 2008         $        5,000,000    $       5,000,000
  Collateralized term debentures with provision for retirement in varying annual payments through October 1, 2016, at
     interest rates ranging from 6.75% to 9.625%                             4,700,000            4,700,000
  Unsecured senior notes payable, at 7.66%, with
     provision for retirement of $1,600,000 each year
     beginning December 1, 2014 through December 1, 2018                     8,000,000            8,000,000
  Obligations under capital leases, aggregate monthly payments
     of $2,924, through April 2005                                             110,522              136,614
Bluefield Gas Company:
  Unsecured note payable, at 7.28%, with provision for
     retirement of $25,000 quarterly, beginning January 1,
     2002 and a final payment of $1,125,000 on October 1, 2003               1,300,000            1,300,000
Highland Propane Company:
  Unsecured note payable, with variable interest rate based on
     90-day LIBOR plus 95 basis-point spread, with provision
     for retirement on August 26, 2006                                       2,500,000            2,500,000
  Unsecured note payable, at 7%, with provision for
     retirement on December 31, 2007                                         1,700,000            1,700,000
                                                                     -----------------     ----------------
Total long-term debt                                                        23,310,522           23,336,614
Less current maturities                                                       (803,037)             (26,092)
                                                                     -----------------     ----------------

Total long-term debt, excluding current maturities                  $       22,507,485    $      23,310,522
                                                                     =================     ================

         The above debt obligations contain various provisions, including a minimum interest charge coverage ratio and limitations on debt as a percentage of total capitalization. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 2001, approximately $6,330,000 of retained earnings were available for dividends.

         The aggregate annual maturities of long-term debt, subsequent to September 30, 2001 are as follows:


Years ending September 30:
   2002                                                $         803,037
   2003                                                          130,126
   2004                                                        2,157,372
   2005                                                           19,987
   2006                                                        2,500,000
   Thereafter                                                 17,700,000
                                                          ----------------

Total                                                  $      23,310,522
                                                          ================

7.       INCOME TAXES

         The details of income tax expense (benefit) are as follows:


                                                                  Years Ended September 30,
                                                 ----------------------------------------------------------
                                                          2001                2000               1999

Current income taxes:
  Federal                                         $         2,376,081  $          868,795 $       1,258,775
  State                                                       405,528              61,888            57,542
                                                   ------------------   -----------------  ----------------
         Total current income taxes                         2,781,609             930,683         1,316,317
                                                   ------------------   -----------------  ----------------

Deferred income taxes:
  Federal                                                    (916,314)            586,733           313,895
  State                                                      (266,142)             36,289            18,196
                                                   ------------------   -----------------  ----------------
         Total deferred income taxes                       (1,182,456)            623,022           332,091
                                                   ------------------   -----------------  ----------------

Investment tax credits, net                                   (39,134)            (39,433)          (39,434)
                                                   ------------------   -----------------  ----------------

Total income tax expense                          $         1,560,019  $        1,514,272 $       1,608,974
                                                   ==================   =================  ================

         Income tax expense for the years ended September 30, 2001, 2000 and 1999 differed from amounts computed by applying the U.S. federal income tax rate of 34 percent to earnings before income taxes as a result of the following:


                                                                  Years Ended September 30,
                                                 ----------------------------------------------------------
                                                          2001                2000               1999

Income before income taxes                        $         3,866,634 $        4,387,974  $       4,492,381
                                                   ==================   ================   ================

Income tax expense computed at statutory
  rate of 34%                                     $         1,314,655 $        1,491,911  $       1,527,410
Increase (reduction) in income tax expense
  resulting from:
  State income taxes, net of federal
     income tax benefit                                        91,995             64,797             49,987
  Amortization and write-off of nondeductible
     goodwill                                                 172,935                  -                  -
  Amortization of deferred investment tax credits             (39,134)           (39,433)           (39,434)
  Other, net                                                   19,568             (3,003)            71,011
                                                   ------------------   ----------------   ----------------

Total income tax expense                          $         1,560,019 $        1,514,272  $       1,608,974
                                                   ==================   ================   ================

         The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:


                                                                                            September 30,
                                                                   ---------------------------------------------------
                                                                                     2001                   2000

Deferred tax assets:
  Allowance for uncollectibles                                                 $        183,459      $         118,015
  Accrued pension and medical benefits                                                1,408,035              1,254,970
  Accrued vacation                                                                      179,012                184,212
  Over (under) recovery of gas costs                                                    836,121                      -
  Costs on gas held in storage                                                          578,459                423,700
  Other                                                                                 335,536                201,091
                                                                                ---------------       ----------------
Total deferred tax assets                                                             3,520,622              2,181,988
                                                                                ---------------       ----------------

Deferred tax liabilities:
  Utility plant basis differences                                                     4,888,575              4,470,376
  Over (under) recovery of gas costs                                                          -                306,674
                                                                                ---------------       ----------------

Total deferred tax liabilities                                                        4,888,575              4,777,050
                                                                                ---------------       ----------------

Net deferred tax liability                                                     $      1,367,953      $       2,595,062
                                                                                ===============       ================

8.       EMPLOYEE BENEFIT PLANS

         The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and employee compensation. Plan assets are invested principally in cash equivalents and corporate stocks and bonds. Company contributions are intended to provide not only for benefits attributed to date but also for those expected to be earned in the future.

         The following sets forth the Plan's funded status and amounts recognized in the consolidated balance sheet as of September 30 as determined by an independent actuary:


                                                                           2001               2000

Reconciliation of funded status:
  Funded status                                                      $       (743,085)  $        383,107
  Unrecognized actuarial gain                                                (278,898)        (1,557,901)
  Unrecognized transition obligation                                            6,064             13,650
  Unrecognized prior service cost                                                   7             18,881
  Contributions made between measurement date and fiscal
     year-end                                                                  19,131             50,000
                                                                      ---------------    ---------------

Net pension liability recognized                                     $       (996,781)  $     (1,092,263)
                                                                      ===============    ===============


Change in projected benefit obligation:
  Benefit obligation at beginning of year                            $      7,732,486   $      7,392,617
  Service cost                                                                218,310            211,029
  Interest cost                                                               563,150            538,265
  Actuarial gain                                                              (22,618)            (2,993)
  Benefit payments                                                           (422,914)          (406,432)
                                                                      ---------------    ---------------

Benefit obligation at end of year                                    $      8,068,414   $      7,732,486
                                                                      ===============    ===============



                                                                           2001               2000

Change in plan assets:
  Fair value of plan assets at beginning of year                     $      8,115,593  $       7,523,966
  Actual return on plan assets                                               (556,381)           839,813
  Employer contributions                                                      189,031            158,246
  Benefit payments                                                           (422,914)          (406,432)
                                                                      ---------------    ---------------

Fair value of plan assets at end of year                             $      7,325,329  $       8,115,593
                                                                      ===============    ===============


                                                           2001             2000               1999

Components of net periodic pension cost:
  Service cost                                        $      218,310  $       211,029   $         239,185
  Interest cost                                              563,150          538,265             523,844
  Expected return on plan assets                            (680,255)        (630,627)           (584,472)
  Amortization of unrecognized transition
     obligation                                                7,586          105,439             105,444
  Prior service cost recognized                               18,874           18,874              18,874
  Recognized gains                                           (64,985)         (51,619)                  -
                                                       -------------   --------------    ----------------

Net periodic pension cost                             $       62,680  $       191,361   $         302,875
                                                       =============   ==============    ================

Assumptions used for pension accounting:
  Discount rate                                                 7.25%            7.50%               7.50%
  Expected rate of compensation increase                        5.00%            5.00%               5.00%
  Expected long-term rate of return on plan assets              8.50%            8.50%               8.50%

         In addition to pension benefits, the Company has a postretirement benefits plan which provides certain health care, supplemental retirement and life insurance benefits to active and retired employees who meet specific age and service requirements. The plan is contributory. The Company has elected to fund the plan over future years.

         The following sets forth the postretirement medical and life insurance plans' funded status and amounts recognized in the consolidated balance sheet, as of September 30, as determined by an independent actuary:


                                                                           2001               2000

Reconciliation of funded status:
  Funded status                                                      $     (4,866,502) $      (5,577,818)
  Contribution made between measurement date and year-end                     563,000            353,000
  Unrecognized actuarial loss                                                 631,283          1,475,283
  Unrecognized transition obligation                                        2,847,600          3,084,900
                                                                      ---------------    ---------------

Net postretirement benefit liability                                 $       (824,619) $        (664,635)
                                                                      ===============    ===============




                                                                           2001               2000
Change in projected benefit obligation:
  Benefit obligation at beginning of year                            $      7,797,595  $       6,490,544
  Service cost                                                                155,017            122,320
  Interest cost                                                               524,755            471,927
  Participant contributions                                                    33,373             20,289
  Actuarial loss                                                             (940,269)         1,122,417
  Benefit payments                                                           (448,400)          (429,902)
                                                                      ---------------    ---------------

Benefit obligation at end of year                                    $      7,122,071  $       7,797,595
                                                                      ===============    ===============


Change in plan assets:
  Fair value of plan assets at beginning of year                     $      2,219,777  $       1,418,752
  Actual return on plan assets                                                 57,819             18,428
  Employer contributions                                                      393,000          1,192,210
  Participant contributions                                                    33,373             20,289
  Benefit payments                                                           (448,400)          (429,902)
                                                                      ---------------    ---------------

Fair value of plan assets at end of year                             $      2,255,569  $       2,219,777
                                                                      ===============    ===============


                                                       2001                 2000               1999

Components of net periodic postretirement benefit cost:
  Service cost                                  $         155,017     $       122,320   $         118,847
  Interest cost                                           524,755             471,927             377,830
  Amortization of unrecognized transition
     obligation                                           237,300             237,300             237,300
  Expected return on plan assets                         (164,434)            (77,143)            (68,000)
  Recognized gains                                         10,346                   -                   -
                                                 ----------------      --------------    ----------------

Net periodic benefit cost                       $         762,984     $       754,404   $         665,977
                                                 ================      ==============    ================


         The weighted-average discount rate used for postretirement benefits accounting was 7.25 percent, 7.5 percent and 7.5 percent for 2001, 2000 and 1999, respectively.

         For measurement purposes, 8.5 percent, 9.0 percent and 8.5 percent annual rates of increase in the per capita cost of covered benefits (i.e., medical trend rate) were assumed for 2001, 2000 and 1999, respectively; the rates were assumed to decrease gradually to 5.5 percent by the year 2007 and remain at that level thereafter. The medical-trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical-cost trend rate by one percentage point each year would increase the accumulated postretirement benefits obligation as of September 30, 2001 by approximately $904,000 or 13 percent, and would increase the aggregate of the service and interest cost components of net postretirement benefits cost by approximately $109,000, or 16 percent.

         The Company also has a defined contribution plan covering all of its employees who elect to participate. The Company made annual matching contributions to the plan in 2001, 2000 and 1999, based on 70 percent of the net participants' basic contributions (from 1 to 6 percent of their total compensation). The annual cost of the plan was $233,756, $211,443 and $212,344 for 2001, 2000 and 1999, respectively.

9.       COMMON STOCK OPTIONS

         During 1996, the Company's stockholders approved the RGC Resources, Inc. Key Employee Stock Option Plan (the "Plan"). The Plan provides for the issuance of common stock options to officers and certain other full-time salaried employees to acquire a maximum of 50,000 shares of the Company's common stock. The Plan requires each option's exercise price per share to equal the fair value of the Company's common stock as of the date of grant. In October 1999, the Plan was amended by the Board of Directors and ratified by the Company's stockholders to authorize an additional 50,000 shares to be made available under the Plan.

         The aggregate number of shares under option pursuant to the RGC Resources, Inc. Key Employee Stock Option Plan are as follows:


                                                                        Weighted-
                                                                         Average              Option
                                                       Number           Exercise              Price
                                                     of Shares            Price             Per Share

Options outstanding, September 30, 1999               37,000     $       18.149      $  15.500-20.625
Options granted                                       20,000             20.875                  -
Options exercised                                        -                  -                    -
                                                  ---------------

Options outstanding, September 30, 2000               57,000     $       19.105      $  15.500-20.875
Options granted                                       15,000             19.250                  -
Options exercised                                        -                  -                    -
                                                  ---------------

Options outstanding, September 30, 2001               72,000     $       19.135      $  15.500-20.875
                                                  ===============

         Under the terms of the Plan, the options become exercisable 6 months from the grant date and expire 10 years subsequent to the grant date. All options outstanding were fully vested and exercisable at September 30, 2001 and 2000.

         The per share weighted-average fair values of stock options granted during 2001 and 2000 were $2.45 and $3.08, respectively, on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions. There were no options granted or exercised during fiscal 1999.


                                                    2001        2000

Expected dividend yield                             5.82%       5.27%
Risk-free interest rate                             4.65%       5.95%
Expected volatility                                   22%         18%
Expected life                                    10 years    10 years


         The Company uses the intrinsic value method for recognizing stock-based compensation in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company's net income and basic earnings per share would have been as follows:


                                             2001                   2000

Net income                         $         2,283,848    $         2,831,902
Basic earnings per share           $              1.20    $              1.52

10.      RELATED PARTY TRANSACTIONS

         Certain of the Company's directors are affiliated with companies that render services or sell products to the Company. Such transactions are conducted under normal business terms. The significant services relate to legal fees charged to the Company of approximately $92,000 and $168,000 in 2000 and 1999, respectively. The products sold to the Company include natural gas and propane purchases of approximately $2,190,000, $6,094,000 and $5,628,000 in 2001, 2000 and 1999,
         respectively. It is anticipated that similar services and products will be provided to the Company in 2002.

11.      ENVIRONMENTAL MATTER

         Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants ("MGPs") as a source of fuel for lighting and heating until the early 1950's. A by-product of operating MGPs was coal tar, and the potential exists for on-site tar waste contaminants at the former plant sites. The extent of contaminants at these sites, if any, is unknown at this time. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of prior operations. Therefore, the Company has no plans for subsurface remediation at the MGP sites. Should the Company eventually be required to remediate either site, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. A stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognized the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to this matter will not have a material effect on the Company's financial condition or results of operations.

12.      COMMITMENTS

         The Company has short-term contracts with natural gas suppliers requiring the purchase of approximately 79,500 dekatherms of natural gas at varying prices during the period October 1, 2001 through September 30, 2002. In addition, the Company has short-term contracts with propane suppliers requiring the purchase of approximately 4,599,725 gallons of propane during the period October 1, 2001 through September 30, 2002. Management does not anticipate that these contracts will have a material impact on the Company's fiscal year 2002 consolidated results of operations.

13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash and cash equivalents and borrowings under lines of credit are a reasonable estimate of fair value due to their short-term nature and because the rates of interest paid on borrowings under lines of credit approximate market rates.

         The fair value of long-term debt is estimated by discounting the future cash flows of each issuance at rates currently offered to the Company for similar debt instruments of comparable maturities. The carrying amounts and approximate fair values for the years ended September 30, 2001 and 2000 are as follows:


                                          2001                                         2000
                       ------------------------------------------   -------------------------------------------
                             Carrying            Approximate              Carrying            Approximate
                              Amounts            Fair Value                Amounts             Fair Value

Long-term debt           $    23,310,522      $    26,493,463         $     23,336,614     $     24,617,929

         Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of September 30, 2001 and 2000 are not necessarily indicative of the amounts the Company could have realized in current market exchanges.

14.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         Quarterly financial data for the years ended September 30, 2001 and 2000 is summarized as follows:


                                  First                Second              Third               Fourth
2001                             Quarter              Quarter             Quarter             Quarter

Operating revenues          $      41,185,163   $       46,448,858   $     17,001,122    $      12,808,004
                             ================     ================    ===============     ================

Operating earnings          $       3,652,837   $        4,622,415   $       (424,897)   $      (1,121,722)
                             ================     ================    ===============     ================

Net earnings (loss)         $       1,816,860   $        2,346,515   $       (646,601)   $      (1,210,159)
                             ================     ================    ===============     ================

Basic earnings (loss) per
  share                     $            0.96   $             1.24   $          (0.34)   $           (0.65)
                             ================     ================    ===============     ================


                                   First               Second              Third               Fourth
2000                              Quarter              Quarter            Quarter             Quarter

Operating revenues          $      20,572,193    $       28,798,491  $     14,807,323    $      13,571,988
                              ===============     =================    ==============     ================

Operating earnings          $       2,465,211    $        4,782,960  $         95,440    $        (428,434)
                              ===============     =================    ==============     ================

Net earnings (loss)         $       1,159,165    $        2,663,707  $       (300,105)   $        (649,065)
                              ===============     =================    ==============     ================

Basic earnings (loss) per
  share                     $            0.63    $             1.43  $          (0.16)   $           (0.36)
                              ===============     =================    ==============     ================

         The pattern of quarterly earnings is the result of the highly seasonal nature of the business, as variations in weather conditions generally result in greater earnings during the winter months.


                                 * * * * * * * *